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                      CAMERA PLATFORMS INTERNATIONAL, INC.

                                  PRESS RELEASE


SUBJECT:          Sale of Lightmaker Division

         VALENCIA, California, December 27, 1996--Camera Platforms International, Inc. ("CPI"), today reported that its Lightmaker division has been sold to LTM Corporation of America ("LTM"), a subsidiary of LTM France, for a cash price of $110,000. The Lightmaker division designs, manufactures and sells electronic ballasts for HMI lamps, which are high intensity lights used in film and television production. LTM is one of the world's leading manufacturers of HMI lamps. The assets sold included the Lightmaker tradename, the machinery and equipment used in the manufacturing and testing of the ballasts, and the raw materials inventory. The remaining finished goods inventory, which is not significant, will be sold separately. As part of the sale agreement, LTM agreed to assume responsibility for all warranty repair work related to the Lightmaker ballasts.
         The Lightmaker division's sales have steadily declined over the past four years. The division has been operating at a loss during each of the last four quarters through September 30, 1996. Sales during the first three quarters of 1996 totaled $608,858, which resulted in operating losses of $97,487. CPI's Board of Directors determined that continuing to manufacture ballasts was not in the company's best interests at this time, particularly given that the company does not manufacture HMI lamps.

         HEADQUARTERED OUTSIDE LOS ANGELES, CAMERA PLATFORMS INTERNATIONAL, INC., A PUBLIC COMPANY (CMPL), MANUFACTURES, MARKETS AND RENTS PRODUCTION EQUIPMENT FOR THE MOTION PICTURE AND TELEVISION INDUSTRIES. CPI'S OPERATING UNITS INCLUDE SHOTMAKER, THE WORLD'S LARGEST CAMERA CAR COMPANY, AND SHOTMAKER DOLLIES & CRANES, INC., A SUPPLIER OF SOPHISTICATED CAMERA DOLLIES, CRANES, REMOTE HEADS AND MOTION CONTROL EQUIPMENT.


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